Exhibit (p)(2)

Last Updated: February 9, 2024

Contact: Regional Head of Compliance, Americas

Department: Compliance

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Exhibit (p)(2)

DOCUMENT CONTROL

Contact Details

Department Owner:	Compliance
Owner/s:	Regional Head of Compliance, Americas

Revision History

Date Created:	January 3, 2022*
Frequency of Update:	Annual or as needed
Last Updated:	February 9, 2024

Approval Detail

Date of latest approval by US LCC:	February 15, 2024

*

On January 1, 2022, AXA Investment Managers simplified its US corporate structure through a restructuring, which involved the merger of AXA Rosenberg Investment Management LLC (“AXA Rosenberg”) and AXA Real Estate Investment Managers US LLC (“AXA REIM US”) into AXA Investment Managers US Inc., our largest US operating entity, previously known by AXA Investment Managers, Inc. (“AXA IM Inc.”). Prior to January 1, 2022, AXA Rosenberg, AXA REIM US and AXA IM Inc. maintained separate compliance policies.

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		TABLE OF CONTENTS

DOCUMENT CONTROL			2

TABLE OF CONTENTS			3

1.	INTRODUCTION		4
	1.1	Definition	4
	1.2	Objectives	4
	1.3	Scope	4

2.	DETAILED DESCRIPTION		5
	2.1	Persons Covered by the Code	5
	2.2	Temporary Exemption From the Code	5
	2.3	Fiduciary Responsibility	5
	2.4	Standards of Business Conduct	6
	2.4.1	Compliance With Laws and Regulations	6
	2.4.2	Prohibitions	6
	2.4.3	Policies and Procedures	6
	2.4.4	Conflicts of Interest	6
	2.4.5	Personal Securities Transactions and Insider Trading	7
	2.4.6	Gifts and Entertainment	8
	2.4.7	Political Contributions	8
	2.4.8	Relationships with Government Personnel	9
	2.4.9	Anti-Bribery and Corruption	9
	2.4.10	Anti-Trust and Fair Dealing	10
	2.4.11	State and Municipality Lobbying Laws	10
	2.4.12	Protection and Proper Use of AXA Group Assets	10
	2.4.13	Confidentiality	10
	2.4.14	Treating Customers Fairly and Professionally	11
	2.4.15	Market Abuse	12
	2.4.16	Personal Data	13
	2.4.17	Outside Business Activities	13
	2.4.18	Private Company Going Public	14
	2.4.19	Marketing and Promotional Activities	14
	2.4.20	Use of Client Relationships	14
	2.4.21	Corporate Opportunities and Resources	15
	2.4.22	Improper Influence on Conduct of Audits	15
	2.4.23	Recordkeeping and Retention	15
	2.4.24	Regulatory Inquiries, Investigations And Litigation	15
	2.5	Compliance Procedures	16
	2.6	Administration and Enforcement of the Code	18
	2.6.1	Training and Education	18
	2.6.2	Mutual Fund’s Board of Directors Approval	18
	2.6.3	Reports for Mutual Fund’s Board of Directors	18
	2.6.4	Reports for Senior Management	18
	2.6.5	Reporting Violations	19
	2.6.6	Sanctions	19
	2.6.7	Further Information Regarding the Code	19

3.	ANNUAL REVIEW		19

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1.	INTRODUCTION

1.1	Definition

For AXA Investment Managers US Inc. (hereafter “AXA IM US” or the “Firm”), the development and implementation of a Code of Ethics policy (the “Code”) results from our obligation to comply with the requirements set forth in Rule 204A-1 of the Investment Advisers of 1940, as amended (the “Advisers Act”). The Code of Ethics policy:

•	Seeks to place the interests of AXA IM US clients before the interests of any Employee;

•	Imposes standards of business conduct for all Staff;

•	Requires Staff to comply with the Federal Securities Laws;

•	Regulates Employee personal securities transactions;

•	Requires reporting and review of personal securities transactions; and

•	Requires Staff to report violations of the Code and determines consequences for the failure to comply.

Disciplinary action, up to and including termination, may be taken against Staff who violate this policy. Violation of the laws prohibiting insider trading could both damage AXA IM US’s reputation and subject AXA IM US to significant civil liability and fines. Additionally, Staff violating the laws could face individual criminal penalties.

This Code uses various defined terms. Some of those terms are defined in the body of the Code. In addition, other terms are defined in the Definitions in the Appendix.

1.2	Objectives

The objectives of this Standard are as follows:

•	Protect the interests of clients as well as AXA IM US ongoing business operations by reducing the risk of actual and perceived conflicts of interest;

•	Protect the interest of clients as it relates to error identification and resolution;

•	Maintain trust in the integrity of AXA IM US;

•	Raise Staff awareness as it relates to the conflicts of interest brought about by errors.

•	Establish high ethical standards consistent with the core values, Customer first, Integrity, Courage and One.

•	Maintain and protect the reputation of AXA IM US and AXA Group;

•	Provide guidance to Staff as to AXA IM US expectations and requirements on ethical matters.

1.3	Scope

This policy applies to AXA IM US and their Staff, including all permanent, temporary, seconded, full and part time Staff, non-executive directors, contractors and interns (collectively, “Staff”), and sets out the minimum requirements that are expected from them.

All persons covered by the Code, as indicated above, are required to abide by the Code of Ethics, and regional compliance policies and procedures. Together, the Code and the regional compliance policies and procedures set forth the standards of business conduct for such persons and also specify personal securities transaction procedures designed to prevent unethical trading practices.

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2.	DETAILED DESCRIPTION

2.1	Persons Covered by the Code

AXA IM US Staff and certain dedicated support functions are covered by this Code. It should be noted that all AXA IM US Staff are currently designated as “Access Persons” as defined within the AXA IM US Personal Trading and Insider Trading Policy.

Staff of AXA IM US are prohibited from disclosing or using any investment information obtained in the course of their work with AXA IM US, other than in the performance of duties for AXA IM US, unless required by law.

2.2	Temporary Exemption from the Code

The Regional Head of Compliance, Americas may grant temporary exemption from certain reporting requirements under the Code to Staff of AXA IM US on an approved extended leave of absence; under the assumption Staff are not involved in the day-to-day activities of AXA IM US. Exceptions should be structured to be as narrow as is reasonably practicable with the appropriate safeguards designed to prevent abuse of the exception. Notwithstanding the foregoing, no exception to a provision of the Code shall be granted where such exception would result in a violation of Rule 204A-1 of the Advisers Act or other applicable securities laws.

2.3	Fiduciary Responsibility

AXA IM US has an overarching fiduciary duty (including but not limited to, under ERISA) to its clients. It is the obligation of all Staff to understand and uphold that duty when acting in any capacity as a member and representative employee of AXA IM US. Both the firm and its Staff are prohibited from engaging in fraudulent, deceptive or manipulative conduct.

This Code of Ethics establishes a set of basic principles to guide all persons covered by the Code regarding the minimum requirements expected of them. It is not intended to provide an exhaustive list of all the detailed rules, regulations, and legal requirements that may apply. These general principles govern all conduct, whether or not the conduct is also covered by more specific standards and procedures. Failure to comply with the Code of Ethics may result in disciplinary actions, including termination of employment. These general principles include:

•	The duty, at all times, to place the interests of clients first. Staff shall avoid serving their own personal interests ahead of the interests of clients.

•

The requirement that all personal securities transactions be conducted in such a manner as to be consistent with the Code and to avoid any actual or potential conflict of interest or any abuse of an employee’s position of trust and responsibility

•	The duty for Staff not to take inappropriate advantage of their positions

•	The fiduciary duty to maintain as confidential all information concerning the identity of security holdings and financial circumstances of clients

•	The obligation for Staff to conduct themselves with honesty, integrity, and professionalism

•	Observing proper standards of market conduct

•	Acting with due skill, care and diligence

•	Dealing with regulators in an open and cooperative way, and disclosing appropriately any information of which regulators would reasonably expect notice

•	Refraining from any deliberate acts, omissions or business practices that could be reasonably expected to cause a client harm

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•	Avoiding making any untrue statement, omitting a material fact, or otherwise being misleading, including the use or misuse of false rumors

•	Ensuring that the client assets that we manage and invest are properly safeguarded

If any AXA IM US Staff are uncertain as to how our fiduciary responsibility impacts them, they should contact their local Compliance Officer.

Violations of the Code may result in disciplinary action, including but not limited to: a verbal or written warning, disgorgement of profits, suspension of personal trading rights, suspension of employment (with or without compensation), demotion, or termination of employment.

2.4	Standards of Business Conduct

AXA IM US is committed to conducting its business in accordance with best international practices, and within the laws of the countries in which it operates, in a manner that manages conflicts of interest appropriately and seeks to avoid even any appearance of a conflict of interest. These practices are essential for maintaining client confidence, AXA IM US reputation, and the regulatory licenses upon which our business depends. Staff is expected to observe a high standard of business and personal ethics and to exercise proper judgment in conducting AXA IM US business.

2.4.1	Compliance with Laws and Regulations

Staff shall not engage in any activity that might involve AXA IM US or its Staff in a violation of applicable laws or regulations in any jurisdiction in which AXA IM operates. Staff is responsible for adhering to legal standards and prohibitions applicable to their assigned duties and conduct themselves accordingly. The AXA IM US Legal and Compliance teams, and, where appropriate, the services of the AXA IM US external legal counsel, are available for advice and consultation.

2.4.2	Prohibitions

As part of this requirement, Staff is not permitted to:

•	Defraud a client in any manner

•	Mislead a client, including by making a statement that omits material facts

•	Engage in any act, practice, or course of conduct that operates or would operate as a fraud or deceit upon a client

•	Engage in any manipulative practice with respect to a client

•	Engage in any manipulative practice with respect to securities, including price manipulation

2.4.3	Policies and Procedures

AXA IM US requires Staff to adhere to all AXA IM Global Risk and Control Standards, and the AXA IM US compliance policies and procedures. Employee’s attestation to their understanding of the AXA IM US compliance policies will be required on an annual basis.

2.4.4	Conflicts of Interest

A “conflict of interest” exists when a party’s private interest interferes or even appears to interfere in any way with the interests of another party, which may include AXA IM US or other AXA IM US affiliates. As such, conflicts of interest may occur between AXA IM US and a client, between an employee and a client, between a service provider of AXA IM US and a client, or between two or more clients.

A conflict situation can arise when an individual takes actions or has interests (business, financial or otherwise) that may make it difficult to perform their work objectively and effectively. Conflicts of interest may arise, for example, when an

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individual, or a member of their family1 receives improper personal benefits (including personal loans, services, or payment for services that they perform in the course of business) as a result of their position in the firm, or gains personal enrichment or benefits through access to confidential AXA Group information. Conflicts may also arise when an individual or a member of their family, holds a significant financial interest in a company that does an important amount of business with the AXA IM US and/or AXA Group or has outside business interests which may result in divided loyalties or compromise independent judgment.

Conflicts of interest can arise in many common situations, despite one’s best efforts to avoid them, that’s why each employee must be committed to:

•	Deny any external position or compensation without information or approval from the management as required by AXA IM standards

•	Negotiate or sign by him/herself on behalf of AXA IM US, any procurement with a company where there is a direct or indirect interest without approval from management

•	Deny any gift or entertainments except those allowed by AXA IM US standards

•	Perform personal trading only in accordance with specific AXA IM US provision

•	Give priority to clients and investors interests in any circumstances

Conflicts of interest can arise in many common situations and lead to material risk of damage to the client when AXA IM US is providing services, despite best efforts to avoid them. Staff is encouraged to seek clarification of, and discuss questions about, potential conflicts of interest If you have questions about a particular situation, you should bring it to the attention of your supervisor and to a representative of the AXA IM US Compliance Department.

AXA IM US, as a fiduciary (including under ERISA), has an affirmative duty of care, loyalty, honesty, and good faith to act in the best interests of its clients and to make full and fair disclosure of any material facts, particularly where AXA IM US interests may conflict with the clients’ interests. AXA IM US will comply with this duty to avoid conflicts of interest by disclosing all material facts concerning any conflict that may arise with respect to any client.

The Senior Management of AXA IM US has responsibility for upholding AXA IM US duties regarding conflicts of interest. Each business unit is asked to periodically report any new conflicts or potential conflicts that have, or may have, arisen in the course of business. In addition, Staff must try to avoid situations that have even the appearance of conflict or impropriety.

AXA IM US created a conflicts of interest policy to meet regulatory expectation that asset managers appropriately identify, manage and disclose conflicts of interest. The AXA IM US Conflicts of Interest Policy is a detailed document that takes into account circumstances, of which the AXA IM US is or should be aware, that may give rise to a conflict of interest as a result of the structure and business activities of the AXA IM US. Manager and compliance approval is required for outside business activities and certain personal conflicts including material relationships involving Staff and their immediate family members. Other employee reporting obligations include civil or criminal action, administrative proceeding charging a violation of a securities law or regulation as well as any other criminal action or investigation. Please refer to the AXA IM US Conflict of Interest Policy for additional information and requirements.

2.4.5	Personal Securities Transactions and Insider Trading

AXA IM US has adopted principles governing personal investment activity which apply to all Staff and those individuals designated as “Access Persons” as reflected in the AXA IM US Personal Trading and Insider Trading Policy. See also AXA IM US Personal Trading and Insider Trading Policy.

[1]

By family : person with whom a relevant person has a family relationship’ means any of the following: (a) the spouse of the relevant person or any partner of that person considered by national law as equivalent to a spouse; (b) a dependent child or stepchild of the relevant person; (c) any other relative of the relevant person who has shared the same household as that person for at least one year on the date of the personal transaction concerned

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Persons designated as “Access Persons” pursuant to the AXA IM US Personal Trading and Insider Trading Policy include:

“Access Person” includes any “Supervised Person” of AXA IM US:

1.	Who has access to non-public information regarding clients’ purchase or sale of securities, or nonpublic information regarding the portfolio holdings of any reportable fund or account: or

2.	who is involved in making securities recommendations to clients or who has access to such recommendations that are non-public.

All Staff of the AXA IM US are considered “Access Persons” unless it can be clearly demonstrated that they do not fall into category (1) or (2).

“Supervised Person” means:

1.

Any partner, officer, director or employee of the AXA IM US (or other person occupying a similar status or performing similar functions) as well as any other persons (including independent contractors) who provide investment advice on behalf of the AXA IM US and are subject to the supervision and control of the AXA IM US.

2.	Other persons include Staff responsible for supporting the AXA IM US, whether employed by AXA IM US US or other AXA-related affiliates.

Note – Although immediate family living in an Access Person’s household, including any relative by blood or marriage, and any domestic partner or “significant other”, are not considered Access Persons themselves, Access Persons are still required to submit holdings and transaction reports for “covered securities and covered accounts” in which the Access Person has, or acquires any direct or indirect beneficial ownership. An Access Person is presumed to be a beneficial owner of securities and accounts that are held by immediate family members sharing the Access Person’s household. Reporting exceptions can be considered for certain family members residing in the same household where there is no beneficial ownership or control as supported through documentation. Please refer to the policies and standards noted above for additional information and requirements.

2.4.6	Gifts and Entertainment

A conflict of interest occurs when the personal interests of Staff interfere or could potentially interfere with their responsibilities to AXA IM US and its clients. Staff should never encourage a quid pro quo (i.e., “favor for favor”) business transaction or feel beholden to a person or firm. The overriding principal is that Staff should not accept inappropriate gifts, favors, entertainment, special accommodations, or other items or gestures of material value that could be construed to lead to an actual or perceived conflict of interest. Similarly, Staff should not offer gifts, favors, entertainment, or other items or gestures of value that could be viewed as excessive or lavish or aimed at influencing decision making. Staff should adhere to the procedures stated in the AXA IM US Gift and Entertainment Policy.

2.4.7	Political Contributions

Neither AXA IM US nor any director, officer, or employee may make any payment of any kind, either directly or indirectly, to any official of any government or government instrumentality, or to any political party or official, or any candidate for any political office, whether domestic or foreign, for the purpose of influencing an act or decision in order to help AXA IM US obtain or retain business from, or direct business to, any person.

All activities of AXA IM US Staff must comply with the provisions of any applicable laws and may require pre-clearance from the local Compliance Officer. Staff must be familiar with the laws governing the jurisdiction in which they wish to make a political contribution. Staff should refer to the AXA IM US Political Contribution Policy or consult with their regional Compliance Officer before making a political contribution.

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To comply with certain governmental requirements, Staff must adhere to theAnti-Bribery policy and/or standard and will be required to disclose personal political contributions to the Compliance Team. The Compliance group will disclose this information only to such governmental entities unless otherwise required by law.

2.4.8	Relationships with Government Personnel

AXA IM US employees should be aware that practices that may be acceptable in the commercial business environment (such as providing certain transportation, meals, entertainment and other things of nominal value), may be entirely unacceptable and even illegal when they relate to government employees, regulatory bodies or others who act on a government’s behalf. Therefore, you must be aware of and adhere to the relevant laws and regulations governing relations between government employees and customers and suppliers in every country in which you conduct business. It is strictly against AXA Group and AXA IM US policy for employees to give money or gifts to any official or any employee of a governmental entity if doing so could be seen as having any connection with AXA Group’s or AXA IM’s business relationship. Such actions are also prohibited by law in many jurisdictions. All AXA IM employees must strictly follow the laws and regulations applicable in the jurisdictions where they do business.

We expect all AXA IM US employees to refuse to make questionable payments. It is forbidden to provide gifts or entertainment to public sector official and specific types of investing entities in return of favorable treatment. The solicitation of gifts or entertainment, whether on your own behalf or on behalf of others is strictly prohibited at all times. Any proposed payment or gift to a government official must be reviewed in advance in accordance with the provisions in the AXA IM standard on Gifts and Entertainment and AXA IM Anti-Bribery and Corruption Standards, even if such a payment is common in the country of payment. AXA IM employees should be aware that they do not actually have to make the payment to violate the AXA Group’s policy or the law – merely offering, promising or authorizing it will be considered a violation of AXA IM requirements.

In addition, many jurisdictions have laws and regulations regarding business gratuities which may be accepted by government personnel. Any gifts, entertainment or courtesies that would not be appropriate even for private parties are in all cases inappropriate for government officials.

For more information, please refer to the AXA IM US Political Contributions Policy

2.4.9	Anti-Bribery and Corruption

AXA IM US strictly prohibits offering, giving, requesting, receiving, facilitation or authorization of bribes, facilitating payments or any other illegal inducement when conducting business. Breaches of this principle will be treated as a serious matter by AXA IM companies and are likely to result in disciplinary action and / or criminal proceeding.

Certain situations require specific attention, all AXA IM employees should be careful when contributing towards charity or political parties.

We prevent bribery and corruption by:

•	Applying approval procedures when offering or accepting a gift, entertainment or hospitality;

•	Never offering a gift that affects or appears to affect the impartiality of the person who receives it;

•

Never making any contributions, whether financial or in kind, to political parties or organizations, or to individual politicians (where it is legal to do so) on behalf of AXA IM without pre-approval from the Compliance team;

•	Never using AXA’s funds and other property for personal political activities;

•	Obtaining prior written approval and recording properly (e.g. with the local Compliance team) charitable contributions or sponsorship made in AXA’s or AXA IM’s name or using its financial resources;

•	Never giving a payment or a gratuity (a “facilitation payment”) to government officials

•	or employees to expedite a routine administrative action;

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•	Never being in a situation that could be considered by a bona fide third party as

•	an improper attempt to influence a business.

For more information, please refer to AXA IM US Anti-Bribery and Corruption Standard.

2.4.10	Anti-Trust and Fair Dealing

AXA IM US believes that the welfare of consumers is best served by economic competition. Our policy is to compete vigorously and successfully in today’s increasingly competitive business climate in compliance with all applicable anti-trust, competition, and fair-dealing laws in all the markets in which it operates. Employees should endeavor to deal fairly with clients, suppliers, competitors, and other employees. No one should take unfair advantage, especially through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair dealing practices. The anti-trust laws are designed to preserve a competitive economy and promote fair competition. Because these laws are complex, employees should seek advice from Legal or their local Compliance Officer if questions arise.

2.4.11	State and Municipality Lobbying Laws

Certain states and local city/county municipalities may require AXA IM US marketing and SalesStaff and third-party placement agents/solicitors to register as lobbyists prior to contacting Government Entities and/or Government Officials. These rules are evolving rapidly. Therefore, prior to entering into discussions with any Government Entity and/or Government Official, the Compliance Department and the Legal Department shall decide whether local lobbying laws apply.

2.4.12	Protection and Proper Use of AXA Group Assets

In the context of this guidance, AXA Group Assets refers to the physical assets and property which AXA IM US Staff have access to and use in the course of performing their jobs.

Staff have a responsibility for safeguarding and making proper use of their entity’s and AXA Group property. Each of us also has an obligation to prevent the AXA Group’s property from loss, damage, misuse, theft, embezzlement or destruction, as well as to report any situations that could lead to these happening.

2.4.13	Confidentiality

Staff must maintain the confidentiality of sensitive non-public and other confidential information entrusted to them by AXA IM, the AXA Group, AXA IM US or its customers and must not disclose such information to any persons except when disclosure is authorized by AXA or mandated by law other than to

1.	other AXA Staff who have a “need to know” in connection with their duties, or

2.

persons outside AXA who need to know in connection with a specific mandate or engagement from the Group or who otherwise have a valid business or legal reason for receiving it and have executed appropriate confidentiality agreements.

Confidential information includes all non-public information that might be of use to competitors, or harmful to the AXA Group/AXA IM US or its customers if disclosed. It also includes our intellectual property (such as confidential product information, trade secrets, patents, trademarks, and copyrights), business marketing and service plans, financial models, databases, records, salary information, unpublished financial data and reports, risk limits, exposures and guidelines as well as information that joint venture partners, suppliers, or customers have entrusted to AXA IM US / AXA IM. The obligation to preserve confidential information continues even after your employment with the AXA Group ends.

To safeguard confidential information, AXA IM US Staff should observe the following procedures:

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•

Special confidentiality arrangements may be required for certain parties, including outside business associates and governmental agencies and trade associations, seeking access to material non-public information.

•	Papers relating to non-public matters should be appropriately safeguarded.

•	Appropriate controls for the reception and oversight of visitors sensitive areas should be implemented and maintained.

•	Document control procedures, such as numbering counterparts and recording their distribution, should be used where appropriate.

•	If an AXA IM US employee is out of the office in connection with a material non-public transaction, secretaries and receptionists should use caution in disclosing the employee’s location.

•	Sensitive business conversations, whether in person or on the telephone, should be avoided in public places and care should be taken when using portable computers and similar devices in public places.

•	E-mail messages and attachments containing material non-public information should be treated with similar discretion (including encryption, if appropriate).

“Confidential Information” is all non-public information that, if disclosed, might be of use to competitors or harmful to AXA IM US or its clients. It also includes technical information including but not limited to:

•	Methods / Processes / Formulas / Compositions / Systems / Techniques / Inventions

•	Machines / Computer programs / Research projects / Source codes / Documentation

•	Algorithms / Process know-how / Databases

Business information including but not limited to:

•	Any client list or related client information / Client account information / Pricing data

•	Sales records / Invoices / Information contained in client files and information provided by clients

•	Sources of supply / Financial information / Investment holdings or recommendations

•	Statements / Agreements / Marketing / Production or merchandising system or plans

•	Organizational charts / Employee personnel information including contact information

•	Product research and development / Plans / Designs / Processes / Procedures

•	Financial forecasts / Formulas / Improvements / Inventions

Obligations continue even after Staff’s tenure with AXA IM US ends. Please refer to the AXA IM US Information Security Code of Conduct and Standards for additional information.

2.4.14	Treating Customers Fairly and Professionally

AXA IM competes in markets all over the world. We aim to do so in accordance with the law and to use fair and ethical sales, marketing and other practices.

To uphold this commitment, we should never:

•	Knowingly provide false information to our clients, business partners or competitors;

•	Misrepresent or conceal facts in order to gain a competitive advantage;

•	Engage in any sort of illegal or unethical behaviour.

If at any time Staff may feel like we may have acted or been pressured to act unethically or dishonestly, we must raise it with the Compliance team.

We serve our customers fairly and professionally by:

•

Being aware and supportive of our commitments to its customers in relation to: transparency, non-disclosure of confidential client information, fair competition, and fighting fraud and money laundering;

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•	Ensuring, professional and honest treatment of customers by treating all valid claims fairly, promptly, accurately and courteously;

•	Being professional, honest and accountable when promoting our products and services;

•	Making sure that customers are provided with the information and means to express and resolve any disputes that may arise with AXA Group.

•

Explicitly prohibit the actions listed below (which constitute a non-exhaustive list of actions that can amount to Market Abuse) and establish and maintain effective policies and procedures to make Staff aware of what constitutes Market Abuse and their role in reporting suspicious orders and transactions.

2.4.15	Market Abuse

AXA IM US prohibits the actions listed below (which constitute a non-exhaustive list of actions that can amount to Market Abuse) and establish and maintain effective policies and procedures to make Staff aware of what constitutes Market Abuse and their role in reporting suspicious orders and transactions.

For more information, please refer to the AXA IM Market Abuse Standard available on One.

2.4.15.1	Insider Trading

Insider trading arises where a person possesses Inside Information and uses that information by acquiring or disposing of, for its own account or for the account of a third party, directly or indirectly, financial instruments to which that information relates. The use of Inside Information by cancelling or amending an order concerning a financial instrument to which the information relates where the order was placed before the person concerned possessed the Inside Information, also constitutes insider dealing.

Insider dealing also includes recommending or inducing another person to engage in insider dealing and covers instances where the person using the recommendation or inducement knows or ought to have known that it was

2.4.15.2	Unlawful Disclosure

Unlawful disclosure of Inside Information arises where a person possesses Inside Information and discloses that information to any other person, except where the disclosure is made in the normal exercise of an employment, a profession or duties. Again, this extends to recommending or inducing, where the person disclosing the recommendation or inducement knows or ought to have known that it was based on Inside Information.

2.4.15.3	Market Manipulation

AXA IM US Staff is prohibited from engaging in activities that could be deemed as manipulation of the financial markets which includes but is not limited to:

•

giving, or is likely to give, false or misleading signals as to the supply of, demand for, or price of, a financial instrument, a related spot commodity contract or an auctioned product based on emission allowances;

•

Entering into a transaction, placing an order to trade or any other activity or behaviour which affects or is likely to affect the price of one or several financial instruments, a related spot commodity contract or an auctioned product based on emission allowances, which employs a fictitious device or any other form of deception or contrivance;

•

Disseminating information through the media, including the internet, or by any other means, which gives, or is likely to give, false or misleading signals as to the supply of, demand for, or price of, a financial instrument, a related spot commodity contract or an auctioned product based on emission allowances or secures, or is likely to secure, the price of one or several financial instruments, a related spot commodity contract or an auctioned product based on emission allowances at an abnormal or artificial level, including the dissemination of rumours, where the person who made the dissemination knew, or ought to have known, that the information was false or misleading;

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•

Transmitting false or misleading information or providing false or misleading inputs in relation to a benchmark where the person who made the transmission or provided the input knew or ought to have known that it was false or misleading, or any other behaviour which manipulates the calculation of a benchmark;

•

The conduct by a person, or persons acting in collaboration, to secure a dominant position over the supply of or demand for a financial instrument, related spot commodity contracts or auctioned products based on emission allowances which has, or is likely to have, the effect of fixing, directly or indirectly, purchase or sale prices or creates, or is likely to create, other unfair trading conditions;

•	or indirectly, purchase or sale prices or creates, or is likely to create, other unfair trading conditions.

2.4.16	Personal Data

While Personal Data is being collected and processed, then appropriate information, storage, archiving, ownership and classification processes of personal data should be in place to secure and protect the Personal Data and as consistent with applicable laws and regulations. There are minimum requirements applicable across all AXA IM local entities and documentation available to assist the local entities (such as the Protection of Personal Data Standard). These requirements apply to all documents and categories of personal data that local entities must archive and retain in the course of their activities and for their internal functional needs.

For personal data, retention periods have been identified taking into account the purpose(s) of the processing, the categories of personal data and the associated local legal requirements in the relevant countries. Retention periods are available in the Record Retention Schedule. For documents without personal data, retention periods range from 7 years (internal documentation, accounting, tax, counterparties), while certain corporate, property-related, client and performance documentation is dealt with separately. Documents must be maintained either in electronic or hard copy format while they are in use, i.e., in the normal course of activities.

We protect the personal and sensitive data of customers, employees, contractors, and other persons obtained during our business activities by:

•	Processing Personal Data lawfully, fairly and in a transparent manner;

•	Collecting personal data for specified, explicit and legitimate purposes and not processing it in a way that would be incompatible with those purposes;

•	Respecting security procedures designed to protect personal data from loss, unauthorized use, modification or disclosure;

•	Collecting accurate personal data and, where necessary, keeping it up to date;

•	Collecting only adequate, relevant data that is limited to extend being necessary;

•	Sharing Personal Data only to authorised recipients and on a business need to know basis;

•	Not keeping personal data longer than is necessary for the purpose for which the data was collected;

•	Respecting procedures to ensure prompt responses to enquiries from customers regarding their data, respectively data protection authorities upon official requests;

•	Not selling customers data to parties outside the AXA Group;

•	Organizing appropriate data protection training;

•	Informing immediately the Data Privacy Officer, respectively the relevant data protection authority (if required) of any breach of confidentiality, availability or integrity of personal data.

•	Consulting the Data Privacy Officer if you have any questions or concern

A specific personal data protection code of ethics has been implemented in all AXA IM entities, available on ONE.

2.4.17	Outside Business Activities

Although activities outside AXA IM US are not necessarily a conflict of interest, a conflict could arise depending upon your position within AXA IM / AXA Group and the AXA Group’s relationship with the particular activity in question.

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Exhibit (p)(2)

AXA IM US / AXA Group employees may not serve as directors (or in an equivalent position) of any outside business organization, or engage in a professional activity besides the ones they carry out for AXA IM US, unless such service follows the approval processes defined in conflict policies, which may in some cases require referral/approval by management or local governance bodies. This approval should be initiated with the Compliance department who will coordinate accordingly and that may ask for additional necessary information in order to control the absence of conflict of interests.

Directorships in outside companies and external professional activities should satisfy business considerations, including

1.	Furthering the interests of the AXA IM US

2.	Not detracting in any material way from the employee’s ability to fulfil his or her commitments to the AXA IM Group, AXA Group, AXA IM US and AXA IM’s clients.

3.	Not create an unmanageable conflict of interest

Furthermore, board members and the Executive committee of AXA IM US cannot, in any case, accumulate a mandate within the Board of directors or within the Executive committee of an agent or sub-agent of a mutual fund of AXA IM Group.

Because of the potential for conflicts of interest and insider trading issues, AXA IM US requires employees to obtain written approval from their manager and Compliance. AXA IM US will also take into consideration the time commitment and potential liabilities and responsibilities associated with the outside directorship in evaluating requests. Local procedures will contain more detail as to the approval processes as well as additional considerations to be considered when approving such requests.

Please refer to the AXA IM Conflicts of Interest Policy for additional information and requirements

2.4.18	Private Company Going Public

AXA IM US requires that an employee who is a director of a private company to notify his/her manager and the regional Compliance Officer if that company goes public during the employee’s term as a director and must be able to represent that the opportunity to hold a position as director of a publicly traded company arises as a result of activities unrelated to their position at AXA IM US, and that the position will not create a conflict of interest.

2.4.19	Marketing and Promotional Activities

Staff is reminded that all oral and written statements, including those made to clients, prospective clients, client representatives, or the media, must be professional, accurate, balanced, and not misleading in any material manner. Please refer to the AXA IM US Marketing, Client and Investor Communications Policy and Procedures, the AXA IM US Electronic Communications and Social Media Policy, as well as AXA IM’s Risk & Control Standard – Sales and Marketing Activities, Initiatives & Approaches for additional information.

2.4.20	Use of Client Relationships

AXA IM US has a fiduciary responsibility (including under ERISA) to each of our clients, which requires that our actions with respect to client assets or vendor relationships be based solely on the clients’ best interests and avoid any appearance of being based on our own self-interest. Client assets or relationships must not be used in a way that inappropriately benefits AXA IM US.

AXA IM US regularly acquires services indirectly on behalf of its clients (e.g., brokerage, middle office, investment research, custody, administration, auditing, accounting, printing). Using these relationships to obtain discounts or favorable pricing on items purchased directly for AXA IM US or for clients other than those paying for the services may create conflicts of interest.

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Exhibit (p)(2)

While efforts made to leverage our buying power are good business, efforts to obtain a benefit for AXA IM US as a result of vendor relationships that we structure or maintain on behalf of clients may create conflicts of interest, which should be escalated, managed and addressed in accordance with applicable rules and regulations.

2.4.21	Corporate Opportunities and Resources

AXA IM US Staff have a fiduciary duty to advance the firm’s legitimate interests when the opportunity to do so arises and to use corporate resources exclusively for that purpose. Corporate opportunities and resources must not be taken or used for personal gain. AXA IM US Staff is prohibited from:

•	Taking for themselves personally opportunities that are discovered through the use of corporate property, information or their position

•	Using company property, information, resources or their company position for personal gain or personal advancement.

•	Competing with AXA IM US or AXA Group directly or indirectly without approval from the CEO and Compliance.

2.4.22	Improper Influence on Conduct of Audits

AXA IM US Staff, and persons acting under their direction, are prohibited from taking any action to coerce, manipulate, mislead, hinder, obstruct or fraudulently influence any external auditor, internal auditor or regulator engaged in the performance of an audit or review of the AXA IM US’ financial statements or activities (including any AXA IM entity). AXA IM US Staff is required to cooperate fully with any such audit or review.

The following is a non-exhaustive list of actions that might constitute improper influence:

•	Offering any form of financial incentive to an auditor including future employment or contracts for non-audit services.

•	Knowingly providing an auditor with any misleading data, information or analysis.

•	Seeking or threatening to have an audit engagement cancelled or partner removed because the auditor/partner objects to the firm’s accounting or other practices.

•	Seeking to have a partner or other team member removed from the audit engagement because such person objects to the company’s accounting;

•	Knowingly altering, tampering or destroying company documents;

•	Knowingly withholding pertinent information; or

•	Knowingly providing incomplete information

2.4.23	Recordkeeping and Retention

The proper and accurate maintaining and retaining of corporate records is of the highest importance. AXA IM US is responsible for ensuring that its business records are properly maintained and retained in accordance with all applicable laws and regulations.

For more information, please refer to the AXA IM US Records Retention Policy.

2.4.24	Regulatory Inquiries, Investigations and Litigation

Requests for Information

Governmental agencies and regulatory organizations may from time to time conduct surveys or make inquiries that request information about AXA IM US, its customers or others that generally would be considered confidential or proprietary.

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Exhibit (p)(2)

All regulatory inquiries concerning AXA IM US are to be handled by the regional Head of Compliance, Americas. Employees receiving such inquiries should refer such matters immediately to the Compliance Department. Compliance will consult with the Legal Department as necessary.

Types of Inquiries

Regulatory inquiries may be received by mail, e-mail, telephone or personal visit. In the case of a personal visit, demand may be made for immediate production or inspection of documents. While any telephone or personal inquiry should be handled in a courteous manner, the caller or visitor should be informed that responses to such requests are the responsibility of AXA IM US Compliance Department. Therefore, the visitor should be asked to wait briefly while a call is made to the regional Compliance Officer for guidance on how to proceed. In the case of a telephone inquiry, the caller should be referred to the regional Compliance Officer or informed that their call will be promptly returned. Letter or e-mail inquiries should be forwarded promptly to the regional Compliance Officer, who will provide an appropriate response.

Responding to Information Requests

Under no circumstances should any documents or materials be released without prior approval of the regional Compliance Officer, or the Chief Compliance Officer. Likewise, no employee should have substantive discussions with any regulatory personnel without prior consultation with one of these individuals. Note that this policy is standard industry practice and should not evoke adverse reaction from any experienced regulatory personnel.

Use of Outside Counsel

It is the responsibility of the Chief Legal Officer and Chief Compliance Officer to inform outside counsel in those instances deemed appropriate and necessary.

Regulatory Investigation

Any employee that is notified that they are the subject of a regulatory investigation, whether in connection with his or her activities at AXA IM US or at a previous employer, must immediately notify the regional Compliance Officer.

Litigation

Any receipt of service or other notification of a pending or threatened action against the firm should be brought to the immediate attention of the Chief Legal Officer or the Chief Compliance Officer. These individuals also should be informed of any instance in which an employee is sued in a matter involving his/her activities on behalf of AXA IM US. Notice also should be given to one of these individuals upon receipt of a subpoena for information from the AXA IM US relating to any matter in litigation or receipt of a garnishment lien or judgment against the firm or any of its clients or employees. The Chief Legal Officer will determine the appropriate response.

2.5	Compliance Procedures

Certification of Compliance

1.	Initial Certification

AXA IM US Compliance is required to provide all employees with access to the Code and each employee is required to certify in writing that they have:

•	Read and understood all provisions of the Code

•	Agreed to comply with the terms of the Code

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Exhibit (p)(2)

2.	Acknowledgment of Amendments

AXA IM US Compliance provides employees with notice of any amendments to the Code, and employees must acknowledge that they have received, read and understood the Code and any amendments at least annually.

3.	Certification

Employees must certify at least annually that they have read, understood and complied with the Code as well as other related policies.

If employees are unable to make such a representation, they are required to immediately report any violations to the regional Compliance Officer.

Certification Requirements

All Access Persons must use StarCompliance when applicable, for certification reporting requirements.

1.	Initial and Annual Holdings Reports

AXA IM US Compliance requires Access Persons to submit to the local Compliance Officer (or their designee) a report of all holdings in Covered Securities in which Access Persons have any direct or indirect beneficial ownership within 10 days of becoming an Access Person.

•	For newly designated Access Persons, the holdings information must be current as of a date no more than 45 days before the person became an Access Person.

•	Initial account and holdings disclosure information must be disclosed online

Then, on an annual basis thereafter, Access Persons must report their holdings in covered securities and certify to the accuracy of these holdings in StarCompliance.

The Holdings Report will include:

•	Security name and/or ticker

•	Security Type (e.g., equity, fixed income, option)

•	Number of shares

•	Current price of security

•	Account holding Covered Security

•	Date of the holding

The holdings information supplied must be current as of no more than 45 days prior to the date the annual holdings certification is due.

2.	Quarterly Brokerage Account Reports

Access Persons are required to disclose the following information about any Covered Account opened during the quarter in StarCompliance:

•	Name of the entity (i.e., broker, dealer, or bank) with whom the Access Person established the account

•	Account ID and name (registration)

•	Date the account was established

AXA IM - RESTRICTED

Exhibit (p)(2)

3.	Quarterly Transaction Reports

Within 30 calendar days of the end of each calendar quarter, each Access Person should certify all transactions in Covered Securities during the quarter in StarCompliance.

The Quarterly Certification in StarCompliance will include:

•	Account(s) in which the transaction(s) occurred

•	Security name and/or ticker

•	Date of the transaction (trade date)

•	Security type (e.g., equity, fixed income, option)

•	Nature of the transaction (e.g., buy, sell, cover)

•	Price of the security at which the transaction was effected

•	Interest rate and maturity date (if applicable)

•	Number of shares / Principal amount

Every Access Person shall certify quarterly regardless of whether reportable transactions occurred during the quarter.

4.	Confidentiality of Reports

AXA IM US assures Access Persons that their transactions and holdings reports will be maintained in confidence, except to the extent necessary to implement and enforce the provisions of the Policy or to comply with requests for information from regulatory or government agencies.

2.6	Administration and Enforcement of the Code

2.6.1	Training and Education

Compliance is responsible for training and educating employees regarding the Code. Ethics training for new hires will occur during compliance orientation and periodically thereafter. All employees are required to attend or participate in any training sessions and read any applicable materials.

2.6.2	Mutual Fund’s Board of Directors Approval

AXA IM US may be an adviser or sub-adviser to US mutual Funds; accordingly, as requested, AXA IM US will provide the Code to any mutual fund Board of Directors that AXA IM US sub-advises.

2.6.3	Reports for Mutual Fund’s Board of Directors

AXA IM US may be an adviser or sub-adviser to US mutual funds; accordingly, the firm may be required to summarize findings contained within the annual assessment to the board of directors of those funds that AXA IM US sub-advise. This report describes any issues arising under the Code since the last report, including information about material violations of the Code and sanctions imposed in response to such violations.

2.6.4	Reports for Senior Management

Compliance must also escalate and report material Code violations to the US Local Control Committee and/or AXA IM US Board of Directors within periodic management reporting.

AXA IM - RESTRICTED

Exhibit (p)(2)

2.6.5	Reporting Violations

All employees must report violations of the AXA IM US Code promptly to regional compliance, Chief Compliance Officer, or Chief Legal Officer.

Any employee reporting in good faith any practices or actions that they believe to be inappropriate or inconsistent with the AXA IM Risk and Control Standards, this Code, and other local AXA IM US compliance policies are protected from retaliation.

Employees are required to report “apparent” or “suspected” violations in addition to actual or known violations of the Code; and they should refrain from any action or transaction that might lead to the appearance of a violation.

Retaliation against an individual for reporting a violation is prohibited and constitutes a further violation of the Code.

Types of Reporting – Employees are Required to Report:

•	Noncompliance with or violation of applicable laws, rules, and regulations (including ERISA)

•	Fraud or illegal acts involving any aspect of AXA IM US business

•	Material misstatements in regulatory filings, internal books and records, and clients’ records or reports

•	Activity that is harmful to clients, including fund shareholders

•	Breach of fiduciary duty (including breaches of fiduciary duty under ERISA)

•	Deviations from required controls and procedures that safeguard clients and AXA IM US

This list is not exhaustive and is not intended to limit the types of reporting required.

Confidentiality – Such reports will be treated confidentially to the extent permitted by law, and will be investigated promptly and appropriately.

2.6.6	Sanctions

Any violation of the Code may result in disciplinary action that AXA IM US deems appropriate, including, but not limited to: a verbal or written warning, disgorgement of profits, suspension of personal trading rights, suspension of employment (with or without compensation), demotion, or termination of employment. In addition, we may require the employee or other individual involved to reverse any personal trade at issue and forfeit any profit or absorb any loss from the trade. Violations of the Code may result in referral to civil or criminal authorities where appropriate.

2.6.7	Further Information Regarding the Code

Employees should contact regional compliance for additional information about the Code or any other ethics-related questions.

3. ANNUAL	REVIEW

This policy may be revised as needed to accommodate any changes in practices consistent with applicable regulations. Compliance will review this Policy annually pursuant to regulatory requirements requiring AXA IM US to have written policies and procedures in place to detect and prevent violations of the securities laws and to review policies at least annually to ensure that they remain adequate and effective.

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